Exhibit 1

OI S.A. – IN JUDICIAL REORGANIZATION

ANNOUNCES SUPPLEMENT TO IT CONSENT SOLICITATION FOR

10.000%/12.000% SENIOR PIK TOGGLE NOTES DUE 2025

RIO DE JANEIRO, RJ, BRAZIL, March 22, 2021 — Oi S.A. – In Judicial Reorganization (the “Company”), an integrated telecommunication service provider in Brazil, announced today an amendment to the terms of its solicitation of consents (the “Consent Solicitation”) from holders of the 10.000%/12.000% Senior PIK Toggle Notes due 2025 issued by the Company (the “Notes”) for the adoption of certain proposed amendments as set forth below (the “Proposed Amendments”) to the New York law indenture, dated as of July 27, 2018, governing the Notes (the “Indenture”). The amendments improve the terms of the Consent Solicitation, as a result of comments received from, and discussions and negotiations with, certain holders of the Notes.

Holders of the Notes are referred to the Consent Solicitation Statement, dated February 18, 2021 (as amended and supplemented, the “Consent Solicitation Statement”), for the detailed terms and conditions of the Consent Solicitation with respect to the Notes. As set forth in the Consent Solicitation Statement, each of the Expiration Date, Revocation Deadline and Record Date remain 5:00 p.m., New York City time, on March 25, 2021. The Consent Solicitation is made solely by means of the Consent Solicitation Statement. The Consent Solicitation Statement contains important information that holders of Notes should carefully read before any decision is made with respect to the Consent Solicitation. Terms not defined in this press release shall have the meaning ascribed to them in the Consent Solicitation Statement.

Any questions or requests for assistance or for copies of the Consent Solicitation Statement or related documents may be directed to the Information Agent at its telephone number set forth below. A holder also may contact the Solicitation Agent: BofA Securities, Inc. at +1 888 292 0070 (toll free) or + 1 646 855 8988 (collect) or such holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation.

The Information Agent for the Consent Solicitation is:

D.F. King & Co., Inc.

Banks and Brokers call: +1 (212) 269-5550 (collect)

All others call toll-free: +1 (877) 761-6521

E-mail: oi@dfking.com

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER AN OFFER TO SELL NOR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. THIS ANNOUNCEMENT IS ALSO NOT A SOLICITATION OF CONSENTS TO ANY PROPOSED AMENDMENTS. NO RECOMMENDATION IS MADE AS TO WHETHER HOLDERS OF THE NOTES SHOULD DELIVER CONSENTS TO THE PROPOSED AMENDMENTS. THE CONSENT SOLICITATION IS ONLY BEING MADE PURSUANT TO THE CONSENT SOLICITATION STATEMENT. THE CONSENT SOLICITATION IS SUBJECT TO CERTAIN TERMS AND CONDITIONS, AS SET FORTH AND DETAILED IN THE CONSENT SOLICITATION STATEMENT.

Important Notice Regarding Forward-Looking Statements:

This press release contains certain forward-looking statements. Statements that are not historical facts, including statements about our perspectives and expectations, are forward looking statements. The words “expect”, “believe”, “estimate”, “intend”, “plan” and similar expressions, when related to the Company and its subsidiaries, indicate forward-looking statements. These statements reflect the current view of management and are subject to various risks and uncertainties. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results different from current expectations. Excessive reliance should not be placed on those statements. Forward-looking statements relate only to the date they were made and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.